EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges
Verizon Communications Inc. and Subsidiaries

				(dollars in millions)
Years Ended December 31,	2002	2001	2000	1999	1998

Income before provision for income taxes, extraordinary items, and cumulative effect of accounting change	$6,202	$2,766	$17,819	$13,168	$8,801
Minority interest	1,270	622	216	79	182
(Income) loss from unconsolidated businesses(1)	1,306	(727)	(3,792)	(511)	216
Dividends from unconsolidated businesses	182	244	215	336	353
Interest expense	3,237	3,369	3,502	2,638	2,746
Portion of rent expense representing interest	435	427	351	336	340
Amortization of capitalized interest	87	70	52	33	25

Income, as adjusted	$12,719	$6,771	$18,363	$16,079	$12,663

Fixed charges:
Interest expense, including interest related to lease financing activities	$3,237	$3,369	$3,502	$2,638	$2,746
Portion of rent expense representing interest	435	427	351	336	340
Capitalized interest	185	368	230	146	117
Preferred stock dividend requirement	10	36	26	106	119

Fixed Charges	$3,867	$4,200	$4,109	$3,226	$3,322

Ratio of Earnings to Fixed Charges	3.29	1.61	4.47	4.98	3.81

(1)	Excludes net losses related to cost method investments of $3,108 million and $5,769 million for the years ended December 31, 2002 and 2001, respectively, which reduce income before provision for income taxes, extraordinary items and cumulative effect of accounting change.